Exhibit 99.1
Gmarket Reports Second Quarter 2006 Financial Results
•	Second quarter 2006 revenues increased to $38.9 million (Won 36,861 million), a 164% year-over-year growth

•	Second quarter 2006 diluted EPS increased to $0.08 (Won 80), a 135% year-over-year growth
Seoul, South Korea, August 9, 2006 – Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today unaudited financial results for the second quarter ended June 30, 2006.
Gmarket reported total revenues of $38.9 million (Won 36,861 million) for the second quarter of 2006, representing a 164% increase from total revenues of $14.7 million (Won 13,976 million) in the second quarter of 2005.
Transaction fee revenues for the second quarter of 2006 were $25.3 million (Won 23,996 million), representing a 109% increase from $12.1 million (Won 11,507 million) for the same period in 2005. The growth was driven primarily by a 163% increase in gross merchandise value (“GMV”), which represents the total value of all items sold on the Company’s website, to $573 million (Won 543.8 billion) from $217.8 million (Won 206.6 billion) for the same period in 2005.
Advertising and other non-transaction revenues for the second quarter of 2006 were $13.6 million (Won 12,865 million), representing a 421% increase from $2.6 million (Won 2,469 million) for the same period in 2005. The growth in the Company’s non-transaction revenues was due primarily to an increase in revenues from advertising and listing fees.
The gross margin for the second quarter of 2006 was 53.6% of total revenues, compared with 48.7% for the second quarter of 2005. The primary factors contributing to the improvement in gross margin were increased non-transaction revenues and improvement in cost of revenues items.
Net income for the second quarter of 2006 was $2.8 million (Won 2,676 million), representing a 70% increase from the same period in 2005. Earnings per diluted share for the second quarter of 2006 was $0.08 (Won 80), representing a 135% increase from $0.04 (Won 34) in the same period in 2005.
“In the second quarter of 2006, Gmarket continued to experience strong growth in revenues and earnings by leveraging our innovative business model,” said Young Bae Ku, Chief Executive Officer of Gmarket. “In terms of operational metrics, we reached record highs in GMV, registered users and monthly unique visitors.”
During the second quarter of 2006, the Company’s registered user base grew to over 9.2 million, an 11% increase from 8.3 million registered users in the first quarter of 2006. In addition, the Company had 16.5 million unique visitors, a 44% increase from 11.5 million unique visitors during the second quarter of 2005.
As of June 30, 2006, the Company had cash and cash equivalents of $20.7 million (Won 19,679 million) which does not reflect the $84 million in net proceeds from the Company’s initial public offering on the Nasdaq that will be recorded in the third quarter of 2006.
Conference Call Information
The dial-in number for the live audio call beginning on August 8 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., August 9, 2006 in Seoul) to discuss second quarter results are as follows:
US: +1 617 213 8838
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 (0) 207 365 8426
Korea: +82 00798 852 9342
Password for all regions: Gmarket
A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
A replay of the call will be available on August 8, 2006 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., August 9, 2006 in Seoul) through midnight on August 15, 2006 U.S. Eastern Time (noon, August 16, 2006 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1-617-801-6888 with pass code 66635363.

Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 948.50 to US$1.00, which is the noon buying rate in effect on June 30, 2006 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenue or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenue; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grow; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

GMARKET INC
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31, 2005		June 30, 2006		June 30, 2006
	KRW		KRW		USD
	(Audited)
Assets
Current assets
Cash and cash equivalents(1)	~~W~~	36,898	~~W~~	19,679	$20,748
Cash on deposit		45,300		48,920	51,576
Restricted cash		2,100		5,800	6,115
Accounts receivable, net		16,244		20,388	21,495
Other current assets		2,517		4,669	4,922

Total current assets		103,059		99,456	104,856
Long-term financial instruments		5,260		5,000	5,271
Held to maturity securities		4,000		4,000	4,217
Property and equipment, net		8,188		10,797	11,383
Other assets		551		1,456	1,536

Total assets	~~W~~	121,058	~~W~~	120,709	$127,263

Liabilities and Shareholders’ Equity
Current liabilities
Account payable to sellers	~~W~~	93,458	~~W~~	78,802	$83,081
Accounts payable		10,859		14,082	14,846
Deferred revenue and advances		2,180		3,097	3,266
Other current liabilities		4,428		8,958	9,444

Total current liabilities		110,925		104,939	110,637
Accrued severance benefits		428		828	873

Total liabilities		111,353		105,767	111,510
Commitments and contingencies		—		—	—
Preferred shares, convertible		7,339		—	—
Shareholders’ equity
Common shares		3,040		4,343	4,578
Additional paid-in capital		518		6,969	7,348
Loan to employees for stock purchase		(389)		(172)	(181)
Retained earnings		(803)		3,802	4,008
Total shareholders’ equity		2,366		14,942	15,753

Total liabilities and shareholders’ equity	~~W~~	121,058	~~W~~	120,709	$127,263

Note:
1.	Does not include $84 million in net proceeds from the Company’s initial public offering on the Nasdaq which will be recorded in the third quarter of 2006.

GMARKET INC
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended					Six Months Ended
	KRW		KRW		USD	KRW		KRW		USD
	June 30, 2005		June 30, 2006		June 30, 2006	June 30, 2005		June 30, 2006		June 30, 2006
Revenues
Transaction fees	~~W~~	11,507	~~W~~	23,996	$25,299	~~W~~	19,322	~~W~~	44,013	$46,402
Advertising and other		2,469		12,865	13,563		4,141		21,185	22,335

Total revenues		13,976		36,861	38,862		23,463		65,198	68,737
Cost of revenues		7,173		17,115	18,044		12,908		32,409	34,168

Gross profit		6,803		19,746	20,818		10,555		32,789	34,569
Operating expenses
Sales and marketing		4,380		14,029	14,791		7,622		23,307	24,573
General and administrative		1,084		3,301	3,481		1,993		5,537	5,836

Operating income		1,339		2,416	2,546		940		3,945	4,160
Other income
Interest income		240		794	838		441		1,563	1,647

Income before income tax expenses		1,579		3,210	3,384		1,381		5,508	5,807
Income tax expenses		—		(534)	(563)		—		(922)	(972)

Income before cumulative effect of change in accounting principle		1,579		2,676	2,821		1,381		4,586	4,835
Cumulative effect of change in accounting principle		—		—	—		—		19	20

Net income	~~W~~	1,579	~~W~~	2,676	$2,821	~~W~~	1,381	~~W~~	4,605	$4,855
Redemption accretion		(41)					(82)
Amounts allocated to participating preferred shareholders		529		—	—		447		—	—

Net income applicable to common shareholders	~~W~~	1,009	~~W~~	2,676	$2,821	~~W~~	852	~~W~~	4,605	$4,855

Earning per share — basic	~~W~~	42	~~W~~	83	$0.09	~~W~~	36	~~W~~	147	$0.15
Earning per share — diluted		34		80	0.08		29		142	0.15
Weighted average number of shares — basic		24,000,000		32,419,429	32,419,429		24,000,000		31,415,293	31,415,293
Weighted average number of shares — diluted		29,970,546		33,357,934	33,357,934		29,695,773		32,360,836	32,360,836

GMARKET INC
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three months Ended					Six months Ended
	KRW		KRW		USD	KRW		KRW		USD
	June 30, 2005		June 30, 2006		June 30, 2006	June 30, 2005		June 30, 2006		June 30, 2006
Cash flows from operating activities
Net income	~~W~~	1,579	~~W~~	2,676	$2,821	~~W~~	1,381	~~W~~	4,605	$4,855
Adjustments
Depreciation and amortization		252		750	790		429		1,366	1,440
Stock-based compensation expense		30		238	251		50		377	398
Change in allowance for doubtful accounts		5		—	—		12		—	—
Provision for severance benefits		93		175	185		258		419	442
Cumulative effect of changes in accounting principle		—		—	—		—		(19)	(20)
Deferred tax assets		—		(372)	(392)		—		(605)	(638)
Loyalty program reserve		433		1,599	1,685		825		3,178	3,350
Changes in operating assets and liabilities					—		—		—	—
Accounts receivable		(2,406)		(3,534)	(3,726)		(4,691)		(4,144)	(4,369)
Amounts payable to sellers		6,107		3,136	3,307		16,467		(14,656)	(15,452)
Accounts payable		879		2,370	2,498		982		3,223	3,398
Deferred revenue and advances		400		310	327		492		917	967
Other current assets		(716)		(1,996)	(2,104)		(1,014)		(1,769)	(1,865)
Other assets		(2)		(4)	(3)		(9)		18	19
Other current liabilities		(191)		1,468	1,548		221		1,352	1,426
Payment of accrued severance benefits		(11)		(7)	(8)		(548)		(19)	(20)

Net cash provided by (used in) operating activities		6,452		6,809	7,179		14,855		(5,757)	(6,069)

Cash flows from investing activities
Increase in cash on deposit, net		(900)		(2,000)	(2,109)		(14,300)		(3,300)	(3,479)
Increase in restricted cash, net		—		(3,600)	(3,795)		(300)		(3,700)	(3,901)
Increase in long-term financial instruments, net		(30)		(30)	(32)		(60)		(60)	(63)
Acquisition of held-to-maturity securities		—		—	—		—		—	—
Purchase of property and equipment		(1,774)		(948)	(1,000)		(2,752)		(3,966)	(4,182)
Decrease (increase) in other current assets		(5)		47	50		(5)		47	50
Increase in other assets, net		(92)		—	—		(358)		(756)	(797)

Net cash provided by (used in) investing activities		(2,801)		(6,531)	(6,886)		(17,775)		(11,735)	(12,372)

Cash flows from financing activities
Issuance of common shares, net		—		57	60		—		57	60
Decrease in Loan to employees for stock purchase		74		194	206		142		216	228
Repayment of borrowings		—		—	—		—		—	—

Net cash provided by (used in) financing activities		74		251	266		142		273	288

Net increase (decrease) in cash and cash equivalents		3,725		529	559		(2,778)		(17,219)	(18,153)

Cash and cash equivalents
Beginning of year		12,594		19,150	20,189		19,097		36,898	38,901

End of year	~~W~~	16,319	~~W~~	19,679	$20,748	~~W~~	16,319	~~W~~	19,679	$20,748

GMARKET INC
UNAUDITED SUPPLEMENTAL OPERATING DATA

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006

GMV (in billions of Won)[1]	146.58	206.63	282.68	444.96	469.15	543.75

Registered Users[2]	3,473,605	4,468,150	5,632,350	7,191,356	8,310,737	9,238,701

Average Monthly Unique Visitors (in thousands)[3]	11,240	11,493	12,716	14,024	15,179	16,543

Notes:
1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. However, GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the relevant period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the relevant period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.